Exhibit 1.1

SANDLER O’NEILL + PARTNERS	INVESTMENT BANKING GROUP April 21, 2017

Boards of Directors

Columbia Bank MHC

Columbia Financial, Inc.

Columbia Bank

19-01 Route 208 North

Fair Lawn, New Jersey 07410

Ladies and Gentlemen:

We understand that the Boards of Directors of Columbia Bank MHC (“MHC”) and its subsidiaries, Columbia Financial, Inc. (together with any successor holding company, the “Holding Company”) and Columbia Bank (the “Bank”), are considering the adoption of a Plan of Minority Stock Issuance (the “Plan”) pursuant to which the Holding Company intends to offer and sell certain shares of its common stock (the “Shares”) in a public offering, with the MHC retaining a majority of the shares outstanding following completion of the offering. The MHC, the Holding Company and the Bank are sometimes collectively referred to herein as the “Company” and their respective Boards of Directors are collectively referred to herein as the “Board.”

Under the terms of the Plan and applicable regulations, the Shares will be offered first to eligible members of the MHC and the Company’s tax-qualified employee stock benefit plans in a Subscription Offering and, if necessary and subject to the prior rights of eligible members, to the public in a direct Community Offering (collectively, the “Subscription and Community Offering”), with a preference given in any Community Offering to residents of the Bank’s local community. Any Shares not subscribed for in the Subscription and Community Offering will be offered to the general public in a Syndicated Offering on a best efforts or an underwritten basis (the “Syndicated Offering” and, together with the Subscription and Community Offering, the “Offering”). Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) is pleased to assist the Company with the Offering and this letter is to confirm the terms and conditions of our engagement.

Marketing Agent Services

In connection with our engagement, we anticipate that our services will include the following:

1.	Consulting as to the financial and securities marketing implications of the Plan,

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SANDLER O’NEILL + PARTNERS	Boards of Directors Columbia Bank MHC Columbia Financial, Inc. Columbia Bank April 21, 2017 Page 2

including	the percentage of common stock to be offered in the Offering;

2.	Reviewing with the Board the financial impact of the Offering on the Company, based upon the independent appraiser’s appraisal of the common stock of the Holding Company;

3.	Reviewing all offering documents, including the Prospectus, stock order forms and related offering materials (it being understood that preparation and filing of such documents will be the responsibility of the Company and its counsel);

4.	Assisting in the design and implementation of a marketing strategy for the Offering;

5.	Assisting management in scheduling and preparing for meetings with potential investors or other broker-dealers in connection with the Offering, including assistance in preparing presentation materials for such meetings (it being understood that the Company shall be solely responsible for the contents of such materials); and

6.	Providing such other general advice and assistance as may be reasonably necessary to promote the successful completion of the Offering.

Sandler O’Neill will act as exclusive marketing agent for the Company in the Subscription and Community Offering and will serve as sole manager of any Syndicated Offering. Sandler O’Neill may also seek to form a syndicate of registered dealers to assist in the Syndicated Offering (all such registered dealers participating in the Syndicated Offering, including Sandler O’Neill, the “Syndicate Member Firms”). Sandler O’Neill will consult with the Company in selecting the Syndicate Member Firms and the extent of their participation in the Offering. Pursuant to the terms of the Plan, Sandler O’Neill will endeavor to distribute the Shares among dealers in a fashion that best meets the distribution objectives of the Company and the requirements of the Plan, which may result in limiting the allocation of stock to certain Syndicate Member Firms. It is understood that in no event shall any Syndicate Member Firm be obligated to take or purchase any Shares in the Offering other than as may be expressly agreed to in an underwriting agreement for a firm commitment Syndicated Offering entered into between the Company and such firms.

Marketing Agent Fees

If the Offering is consummated, the Company agrees to pay Sandler O’Neill for its marketing agent services a fee of 0.50% of the aggregate Actual Purchase Price of all Shares sold in the Subscription and Community Offering, excluding Shares purchased by or on behalf of (i) any

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employee benefit plan or trust of the Company established for the benefit of its directors, officers and employees, (ii) any charitable foundation established by the Company (or any shares contributed to such a charitable foundation), and (iii) any director, officer or employee of the Company or members of their immediate families (whether directly or through a personal trust).

With respect to any Shares sold in the Syndicated Offering, the Company agrees to pay an aggregate fee of 4.50% of the aggregate Actual Purchase Price of all Shares sold in the Syndicated Offering.

For purposes of this letter, the term “Actual Purchase Price” shall mean the price at which the shares of the Company’s common stock are sold in the Offering. All marketing agent fees payable hereunder shall be payable in immediately available funds by wire transfer at the time of the closing of the Offering.

Records Agent Services and Fees

Sandler O’Neill also agrees to serve as records management agent for the Company in connection with the Offering. In this role, we anticipate that our services will include the services outlined below, each as may be necessary and as the Company may reasonably request:

1.	Consolidation of Deposit Accounts and Vote Calculation;
2.	Design and Preparation of Depositor Data for Proxy Forms for Member Vote and Stock Order Forms for the Subscription and Direct Community Offering;
3.	Organization and Supervision of the Stock Information Center;
4.	Coordination of Proxy Solicitation of Members and Special Meeting Services; and
5.	Subscription Services.

Each of these services is further described in Appendix A to this agreement.

For its records management services hereunder, the Company agrees to pay Sandler O’Neill a fee of $75,000. In recognition that these services are administrative in nature and a substantial portion of the services will be performed prior to the commencement of the Offering (records consolidation) or are not directly related to the Offering (proxy solicitation), the Company agrees that (a) $37,500 of the fee shall be payable upon execution of this agreement by the Company, which shall be non-refundable; and (b) the balance shall be due upon the closing of the Offering.

The Company will furnish Sandler O’Neill with such information as Sandler O’Neill reasonably believes appropriate to its assignment (all such information so furnished being the

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“Records”). The Company recognizes and confirms that Sandler O’Neill (a) will use and rely primarily on the Records without having independently verified the same, and (b) does not assume responsibility for the accuracy or completeness of the Records. Sandler O’Neill, as records management agent hereunder, (a) shall have no duties or obligations other than those specifically set forth herein; (b) will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any order form or any stock certificates or the shares represented thereby, and will not be required to and will make no representations as to the validity, value or genuineness of the offer; (c) shall not be liable to any person, firm or corporation including the Company by reason of any error of judgment or for any act done by it in good faith, or for any mistake of law or fact in connection with this agreement and the performance hereof unless caused by or arising out of its own willful misconduct, bad faith or gross negligence; (d) will not be obliged to take any legal action hereunder which might in its judgment involve any expense or liability, unless it shall have been furnished with reasonable indemnity satisfactory to it; and (e) may rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telex, telegram, or other document or security delivered to it and in good faith believed by it to be genuine and to have been signed by the proper party or parties.

Expenses

In addition to any fees that may be payable to Sandler O’Neill hereunder and the expenses to be borne by the Company pursuant to the following paragraph, the Company agrees to reimburse Sandler O’Neill, upon request made from time to time, for its reasonable out-of-pocket expenses incurred in connection with its engagement hereunder, regardless of whether the Offering is consummated, including, without limitation, legal fees and expenses, travel and syndication expenses, up to a maximum of $175,000; provided, however, that Sandler O’Neill shall document such expenses to the reasonable satisfaction of the Company. The provisions of this paragraph are not intended to apply to or in any way impair the indemnification provisions of this letter.

As is customary, the Company will bear all other expenses incurred in connection with the Offering and the Stock Information Center, including, without limitation, (a) the cost of obtaining all securities and bank regulatory approvals, including any required FINRA filing fees; (b) the cost of printing and distributing the offering materials; (c) the costs of blue sky qualification (including fees and expenses of blue sky counsel) of the Shares in the various states; (d) listing fees; (e) all fees and disbursements of the Company’s counsel, accountants and other advisors; and (f) the establishment and operational expenses for the Stock Information Center (e.g., postage, telephones, supplies, temporary employees, etc.). In the event Sandler O’Neill incurs any such fees and expenses on behalf of the Company, the Company will reimburse Sandler O’Neill for such fees and expenses whether or not the Offering is consummated.

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Due Diligence Review

Sandler O’Neill’s obligation to perform the services contemplated by this letter shall be subject to the satisfactory completion of such investigation and inquiries relating to the Company and its directors, officers, agents and employees as Sandler O’Neill and its counsel in their sole discretion may deem appropriate under the circumstances. In this regard, the Company agrees that, at its expense, it will make available to Sandler O’Neill all information that Sandler O’Neill requests, and will allow Sandler O’Neill the opportunity to discuss with the Company’s management the financial condition, business and operations of the Company. The Company acknowledges that Sandler O’Neill will rely upon the accuracy and completeness of all information received from the Company and its directors, officers, employees, agents, independent accountants and counsel.

Blue Sky Matters

Sandler O’Neill and the Company agree that the Company’s counsel shall serve as counsel with respect to blue sky matters in connection with the Offering. The Company shall cause such counsel to prepare a Blue Sky Memorandum related to the Offering, including Sandler O’Neill’s participation therein, and shall furnish Sandler O’Neill a copy thereof addressed to Sandler O’Neill or upon which such counsel shall state Sandler O’Neill may rely.

Confidentiality

Except as contemplated in connection with the performance of its services under this agreement, as authorized by the Company or as required by law, regulation or legal process, Sandler O’Neill agrees that it will treat as confidential all material, non-public information relating to the Company obtained in connection with its engagement hereunder (the “Confidential Information”); provided, however, that Sandler O’Neill may disclose such information to its agents, consultants and advisors who are assisting or advising Sandler O’Neill in performing its services hereunder and to any Co-manager, provided they have been directed to comply with the terms and conditions of this paragraph. As used in this paragraph, the term “Confidential Information” shall not include information which (a) is or becomes generally available to the public other than as a result of a disclosure by Sandler O’Neill in breach of the confidentiality provisions contained herein, (b) was available to Sandler O’Neill on a non-confidential basis prior to its disclosure to Sandler O’Neill by the Company, or (c) becomes available to Sandler O’Neill on a non-confidential basis from a person other than the Company who is not otherwise known to Sandler O’Neill to be bound not to disclose such information pursuant to a contractual, legal or fiduciary obligation.

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Indemnification; Contribution

Each of the MHC, the Holding Company and the Bank, jointly and severally, agrees to indemnify and hold Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons within the meaning of Section 15 of the Securities Act of 1933 or Section 20 of the Securities Exchange Act of 1934 (Sandler O’Neill and each such person being an “Indemnified Party”) harmless from and against any and all losses, claims, damages and liabilities, joint or several, to which such Indemnified Party may become subject under applicable federal or state law, or otherwise, (i) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the offering documents, including documents described or incorporated by reference therein, or in any other written or oral communication provided by or on behalf of the MHC, the Holding Company or the Bank to any actual or prospective purchaser of the Shares or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) arising out of or based in whole or in part on any inaccuracy in the representations or warranties of the MHC, the Holding Company or the Bank contained in any underwriting agreement or agency agreement, or any failure of the MHC, the Holding Company or the Bank to perform its obligations thereunder or (iii) related to or arising out of the Offering or the engagement of Sandler O’Neill pursuant to, or the performance by Sandler O’Neill of the services contemplated by, this letter, and will reimburse any Indemnified Party for all expenses (including reasonable legal fees and expenses) as they are incurred, including expenses incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party; provided, however, that the Company shall only be obligated to pay for one separate counsel (in addition to any required local counsel) in any one action or proceeding or group of related actions or proceedings for all Indemnified Parties collectively, and provided, further, that the Company will not be liable (a) to Sandler O’Neill, in its capacity as marketing agent, to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon any untrue statement of a material fact or the omission of a material fact required to be stated therein or necessary to make not misleading any statements contained in any final prospectus, or any amendment or supplement thereto, made in reliance on and in conformity with written information furnished to the Company by Sandler O’Neill expressly for use therein, or (b) to Sandler O’Neill, in its capacity as records management agent and marketing agent, under clause (iii) of this paragraph to the extent that any such loss, claim, damage, liability or expense is primarily attributable to the gross negligence, willful misconduct or bad faith of Sandler O’Neill. If the foregoing indemnification is unavailable for any reason other than for the reasons stated in subparagraph (a) or (b) above, the Company agrees to contribute to such losses, claims, damages, liabilities and expenses in the proportion that its financial interest in the Offering bears to that of

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Sandler O’Neill.

The Company agrees to notify Sandler O’Neill promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to any transaction contemplated by this agreement. The Company will not, without Sandler O’Neill’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any claim, action or proceeding in respect of which indemnity may be sought hereunder, whether or not any Indemnified Party is an actual or potential party thereto, unless such settlement, compromise, consent or termination (i) includes an explicit and unconditional release of each Indemnified Party from any liabilities arising out of such claim, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party.

Definitive Agreement

Sandler O’Neill and the Company agree that (a) except as set forth in clause (b) below, the foregoing represents the general intention of the Company and Sandler O’Neill with respect to the services to be provided by Sandler O’Neill in connection with the Offering, which will serve as a basis for Sandler O’Neill commencing activities, and (b) the only legal and binding obligations of the Company and Sandler O’Neill with respect to the Offering shall be (i) the obligations set forth under the captions “Expenses,” “Confidentiality” and “Indemnification; Contribution,” and (ii) as set forth in a duly negotiated and executed definitive Agency Agreement to be entered into prior to the commencement of the Subscription and Community Offering, and, if applicable, a duly negotiated and executed Underwriting Agreement to be entered into prior to the commencement of an underwritten Syndicated Offering. Such Agency Agreement and, as applicable, Underwriting Agreement, shall be in form and content satisfactory to Sandler O’Neill and the Company and their respective counsel and shall contain standard indemnification and contribution provisions consistent herewith.

Sandler O’Neill’s execution of such Agency Agreement shall also be subject to (a) Sandler O’Neill’s satisfaction with its investigation of the Company’s business, financial condition and results of operations, (b) preparation of offering materials that are satisfactory to Sandler O’Neill, (c) compliance with all relevant legal and regulatory requirements to the reasonable satisfaction of Sandler O’Neill, (d) agreement that the price established by the independent appraiser for the Offering is reasonable, and (e) market conditions at the time of the proposed Offering.

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Representations

The Company represents and warrants that it has all requisite power and authority to enter into and carry out the terms and provisions of this agreement, the execution, delivery and performance of this agreement does not breach or conflict with any agreement, document or instrument to which it is a party or bound and this agreement has been duly authorized, executed and delivered by the Company.

Miscellaneous

The Company hereby acknowledges and agrees that the financial models and presentations used by Sandler O’Neill in performing its services hereunder have been developed by and are proprietary to Sandler O’Neill and are protected under applicable copyright laws, The Company agrees that it will not reproduce or distribute all or any portion of such models or presentations without the prior written consent of Sandler O’Neill.

This agreement constitutes the entire agreement between the parties with respect to the subject matter hereof. This agreement can only be altered by written consent signed by the parties. This agreement shall be construed and enforced in accordance with the laws of the State of New York, without regard to the conflicts of laws principles thereof.

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Please confirm that the foregoing correctly sets forth our agreement by signing and returning to Sandler O’Neill the duplicate copy of this letter enclosed herewith.

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/ Catherine A. Lawton
Catherine A. Lawton
An authorized signatory

Accepted and agreed to as of the date first written above:

COLUMBIA BANK MHC
COLUMBIA FINANCIAL, INC.
COLUMBIA BANK

By:	/s/ Thomas J. Kemly
Thomas J. Kemly
President and Chief Executive Officer

SANDLER

O’NEILL +

PARTNERS

APPENDIX A

RECORDS AGENT SERVICES

I.	Consolidation of Deposit Accounts and Vote Calculation
1.	Consolidate files in accordance with regulatory guidelines and create central file.
2.	Our EDP format will be provided to your data processing people.
3.	Vote calculation.

Il.	Design and Preparation of Depositor Data for Proxy Forms for Member Vote and Stock Order Forms for the Subscription and Direct Community Offering
1.	Assist in designing proxy cards and stock order forms for voting and ordering stock.
2.	Prepare deposit account holder data for proxy cards and stock order forms.

III.	Organization and Supervision of Stock Information Center
l.	Advising on physical organization of the Center, including materials requirements.
2.	Assist in the training of all Bank personnel and temporary employees who will be staffing the Center.
3.	Establish reporting procedures.
4.	On-site supervision of Center during solicitation/subscription offering period.

IV.	Coordination of Proxy Solicitation of Members and Special Meeting Services
l.	Coordinate proxy solicitation, and interface with proxy tabulator.
2.	Act as or support inspector of election, it being understood that Sandler O’Neill will not act as inspector of election in the case of a contested election.
3.	Produce final report of vote.

V.	Subscription Services
l.	Produce list of depositors by state (Blue Sky report).
2.	Production of subscription rights and research books.
3.	Stock order form processing.
4.	Acknowledgment letter to confirm receipt of stock order.
5.	Daily reports and analysis.
6.	Proration calculation and share allocation in the event of an over subscription.
7.	Produce charter shareholder list.
8.	Interface with Transfer Agent for Ownership Statement/Welcome Stockholder Letter.
9.	Refund and interest calculations.
10.	Notification of full/partial rejection of orders.
11.	Production of 1099/Debit tape.